Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

2009 MAR -6 P 3:47

09045524

March 4, 2009

Mr Paul M Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Exemption No : 82 - 35008

SUPPL

Dear Mr. Dudek

Sub: **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated March 4, 2009 enclosing therewith the certificates of completion and compliance of extinguishment / cancellation / destruction of total Nil equity Shares of Reliance Infrastructure Limited (formerly Reliance Energy Limited).

Copies of the above letters are enclosed herewith for information and records.

For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

PROCESSED
MAR 10 2009
THOMSON REUTERS

Encl: as above

CC:
JM Financial Consultants Pvt. Ltd.,
141, Maker Chambers III,
Nariman Point,
Mumbai 400 021

ENAM Securities Private Limited
801-802, Dalamal Towers,
Nariman Point, Mumbai 400 021

3/9

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

March 4, 2009

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Mumbai 400 001
Telephone: 22722375/2272 2039/2272 3121
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390

Dear Sir,

Sub: Completion and compliance of extinguishment / cancellation / destruction of total Nil Equity Shares of Reliance Infrastructure Limited

Pursuant to the Public Announcement dated February 12, 2009 and the Corrigendum to the Public Announcement dated February 24, 2009, the Company commenced from February 25, 2009 its Scheme of Buy - back of Equity Shares of the face value of Rs 10 each fully paid-up, from its shareholders. The following are the details of the equity shares so bought-back and extinguished for the period February 25, 2009 to February 28, 2009.

A. SHARES IN DEMATERIALISED FORM CANCELLED / DESTROYED DURING FEBRUARY, 2009:

Name of the Depository Participant and DP ID No.	Company's A/c No.	Date of Extinguishment	No. of Equity Shares Extinguished
Reliance Capital Limited DP ID: IN300319	10012287	NA	NIL

B. SHARES IN PHYSICAL FORM CANCELLED / DESTROYED DURING FEBRUARY, 2009: Nil

Sr. No.	Registered Folio No.	Certificate No.	Distinctive No. of Shares	No. of Equity Shares Extinguished
-	-	-	-	-

C. TOTAL NO. OF EQUITY SHARES EXTINGUISHED / CANCELLED / DESTROYED

Total Number of Equity Shares Extinguished (A + B)	Nil

We enclose certified true copies of the certificates dated Nil of extinguishment / cancellation / destruction of Nil equity shares, aggregating Nil equity shares obtained in accordance with the provisions of Regulation 12 of the Securities and Exchange Board of India (Buy - back of Securities) Regulations, 1998. Kindly take the same on record.

The details of share capital after extinguishment of Nil equity shares are as given below :

Equity share capital before the said extinguishment (No. of shares)	No. of shares extinguished / cancelled / destroyed	Equity share capital after the said extinguishment (No. of shares)
22,77,70,262	Nil	22,77,70,262

Kindly acknowledge receipt of this letter.

Yours faithfully,
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

CC:

JM Financial Consultants Pvt. Ltd.,
141, Maker Chambers III,
Nariman Point,
Mumbai 400 021

ENAM Securities Private Limited
801-802, Dalamal Towers,
Nariman Point, Mumbai 400 021

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

March 4, 2009

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone:26598235/26598236
Fax : 2659 8237/38
NSE Symbol : RELINFRA

Dear Sir,

Sub: Completion and compliance of extinguishment / cancellation / destruction of total Nil Equity Shares of Reliance Infrastructure Limited

Pursuant to the Public Announcement dated February 12, 2009 and the Corrigendum to the Public Announcement dated February 24, 2009, the Company commenced from February 25, 2009 its Scheme of Buy - back of Equity Shares of the face value of Rs 10 each fully paid-up, from its shareholders. The following are the details of the equity shares so bought-back and extinguished for the period February 25, 2009 to February 28, 2009.

A. SHARES IN DEMATERIALISED FORM CANCELLED / DESTROYED DURING FEBRUARY, 2009:

Name of the Depository Participant and DP ID No.	Company's A/c No.	Date of Extinguishment	No. of Equity Shares Extinguished
Reliance Capital Limited DP ID: IN300319	10012287	NA	NIL

B. SHARES IN PHYSICAL FORM CANCELLED / DESTROYED DURING FEBRUARY, 2009:
Nil

Sr. No.	Registered Folio No.	Certificate No.	Distinctive No. of Shares	No. of Equity Shares Extinguished
-	-	-	-	-

C. TOTAL NO. OF EQUITY SHARES EXTINGUISHED / CANCELLED / DESTROYED

Total Number of Equity Shares Extinguished (A + B)	Nil

We enclose certified true copies of the certificates dated Nil of extinguishment / cancellation / destruction of Nil equity shares, aggregating Nil equity shares obtained in accordance with the provisions of Regulation 12 of the Securities and Exchange Board of India (Buy - back of Securities) Regulations, 1998. Kindly take the same on record.

The details of share capital after extinguishment of Nil equity shares are as given below :

Equity share capital before the said extinguishment (No. of shares)	No. of shares extinguished / cancelled / destroyed	Equity share capital after the said extinguishment (No. of shares)
22,77,70,262	Nil	22,77,70,262

Kindly acknowledge receipt of this letter.

Yours faithfully,
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

CC:

JM Financial Consultants Pvt. Ltd.,
141, Maker Chambers III,
Nariman Point,
Mumbai 400 021

ENAM Securities Private Limited
801-802, Dalamal Towers,
Nariman Point, Mumbai 400 021

END